Exhibit 99.1

TransAlta Corporation Announces Results of the Annual and Special Meeting of Shareholders and Election of all Directors

CALGARY, April 21, 2020 /CNW/ - TransAlta Corporation (TSX: TA) (NYSE: TAC) ("TransAlta" or the "Company") held its virtual Annual and Special Meeting of Shareholders on April 21, 2020.  A total of 170,787,738 common shares, representing 61.64 per cent of the shares outstanding were represented in person and by proxy at the meeting.

The following resolutions were considered by Shareholders:

1.	Election of Directors The twelve director nominees proposed by management were elected. The votes by ballot were received as follows:
Nominee	Votes For	Per cent	Withheld	Per cent
Rona H. Ambrose	161,396,937	99.29	1,149,763	0.71
John P. Dielwart	159,572,935	98.17	2,973,765	1.83
Dawn L. Farrell	161,944,487	99.63	602,213	0.37
Robert C. Flexon	161,999,064	99.66	547,636	0.34
Alan J. Fohrer	161,364,944	99.27	1,181,756	0.73
Harry Goldgut	162,091,002	99.72	455,698	0.28
Richard Legault	162,090,995	99.72	458,705	0.28
Yakout Mansour	161,992,213	99.66	554,487	0.34
Georgia R. Nelson	160,848,072	98.95	1,698,628	1.05
Beverlee F. Park	161,330,347	99.25	1,216,353	0.75
Bryan D. Pinney	160,934,046	99.01	1,612,654	0.99
Sandra R. Sharman	162,016,245	99.67	530,455	0.33

2.	Appointment of Auditors The appointment of Ernst & Young LLP to serve as the auditors for 2020 was approved. The votes by ballot were received as follows:
Votes For	Per cent	Withheld	Per cent
168,957,493	98.93	1,830,247	1.07

3.	Advisory Vote on Executive Compensation The advisory vote on the Company's approach to executive compensation was approved. The votes by ballot were received as follows:
Votes For	Per cent	Votes Against	Per cent
160,519,556	98.75	2,027,143	1.25

4.	Amendment and Restatement of By-law No. 1

The resolution authorizing the Corporation to amend and restate its Amended and Restated By-law No. 1 was approved. The votes by ballot were received as follows:
Votes For	Per cent	Votes Against	Per cent
161,733,500	99.50	813,198	0.50

5.	Amendment and Restatement of By-law No. 2 The resolution authorizing the Corporation to amend and restate its Advance Notice By-law No. 2 was approved. The votes by ballot were received as follows:
Votes For	Per cent	Votes Against	Per cent
161,918,877	99.61	627,882	0.39

6.	Amendment to Stock Option Plan The resolution authorizing the Corporation to amend its Stock Option Plan was approved. The votes by ballot were received as follows:
Votes For	Per cent	Votes Against	Per cent
154,328,099	94.94	8,218,600	5.06

About TransAlta:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydroelectric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit its web site at transalta.com.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2020/21/c3787.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 18:54e 21-APR-20